SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)

(AMENDMENT NO.        )*

Wheeler Real Estate Investment Trust, Inc.
(Name of Issuer)

Common Stock, $0.01 par value per share
(Title of Class of Securities)

963025705
(CUSIP Number)

April 22, 2022
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
Calgary Leveen

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
503,011

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
503,011

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
503,011

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.12%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

Item 1.

(a)	Name of Issuer:

                           Wheeler Real Estate Investment Trust, Inc.

(b)	Address of Issuer’s Principal Executive Offices:

                           Riversedge North
        2529 Virginia Beach Boulevard Suite 200
         Virginia Beach, VA 23452

Item 2.

(a)	Name of Person Filing:

            Calgary Leveen (the “Reporting Person”)

(b)	Address of Principal Business Office or, if none, Residence:

   185 Wythe Avenue Suite 9D
                            Brooklyn, NY 11249

(c)	Citizenship:

                           The Reporting Person is a U.S. citizen.

(d)	Title of Class of Securities:

                           Common stock, par value $0.01 per share (“Common Stock”)

(e)	CUSIP Number:

                             963025705

 Item 3.

     Not Applicable.

Item 4.	Ownership

The information set forth in Rows 5 through 11 of the cover page for the Reporting Person is hereby incorporated by reference. The percentages reported herein have been determined by dividing (a) 503,011 shares of the Issuer’s common stock, $0.01 par value per share (“Common Stock”), deemed to be beneficially owned by the Reporting Person, which is the sum of (i) 400,500 shares of Common Stock deemed to be beneficially owned the Reporting Person, (ii) 13,320 shares of Common Stock resulting from an assumed conversion in full of an aggregate principal amount of $83,250 of the Issuer’s 7.00% senior subordinated convertible notes due 2031 (the “Notes”) deemed to be beneficially owned by the Reporting Person, and (iii) 89,191 shares of Common Stock resulting from an assumed conversion in full of 60,507 shares of the Issuer’s Series D Cumulative Convertible Preferred Stock (the “Series D Preferred Stock”), by (b) 9,823,043, which is the sum of (i) 9,720,532 shares of Common Stock outstanding on February 24, 2022, as disclosed in the Issuer’s annual report on Form 10-K filed with the Securities and Exchange Commission on February 28, 2022, (ii) 13,320 shares of Common Stock resulting from an assumed conversion in full of an aggregate principal amount of $83,250 of the Notes deemed to be beneficially owned by the Reporting Person, and (iii) 89,191 shares of Common Stock resulting from an assumed conversion in full of 60,507 shares of Series D Preferred Stock deemed to be beneficially owned by the Reporting Person.

The Notes are convertible, in whole or in part, at the election of the holder of the Notes, at any time into shares of Common Stock at a conversion price of $6.25 per share (four shares of Common Stock for each $25.00 of principal amount of Notes being converted), and the Reporting Person has used this conversion price for purposes of the figures reported herein.  However, if at any time after September 21, 2023, holders of the Series D Preferred Stock have required the Issuer to redeem (payable in cash or stock) in the aggregate at least 100,000 shares of Series D Preferred Stock, then the conversion price will be adjusted to the lower of (i) a 45% discount to the conversion price and (ii) a 45% discount to the lowest price at which any holder of Series D Preferred Stock converted into shares of Common Stock.

Under the terms of the Series D Preferred Stock, holders thereof may convert their shares at any time into shares of Common Stock at an initial conversion rate (which conversion rate the Reporting Person has used for purposes of the figures herein) of $16.96 per share of Common Stock, and each share of Series D Preferred Stock has a liquidation preference of $25.00.  As such, the Reporting Person’s 60,507 shares of Series D Preferred Stock are convertible into up to 89,191 shares of Common Stock.

Item 5.	Ownership of Five Percent or Less of a Class

    Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

    Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

    Not Applicable.

Item 8.	Identification and Classification of Members of the Group

     Not Applicable.

Item 9.	Notice of Dissolution of Group

     Not Applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Calgary Leveen
Name:	Calgary Leveen

Date:	April 29, 2022